April 14, 2009

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.

Form 10-K for the Year Ended March 31, 2008

Forms 10-Q for the Fiscal Quarters Ended June 30, 2008, September 30, 2008 and December 31, 2008

File No. 1-8529

Dear Mr. O’Brien:

We are in receipt of your comment letter dated March 5, 2009 and respond below to the comments as requested.  Text in italics indicates intended disclosure for future filings whereas non-italic text is explanation that is not intended for disclosure in future filings.

Form 10K for the Fiscal Year Ended March 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Assets Under Management, page 37

Comment 1:

We note your response to Comment 1 in our letter dated January 22, 2009, regarding the presentation of gross client cash inflows and outflows. Specifically, you state that the presentation of gross client cash flow information is immaterial to your operating results, as only net client cash flows impact your revenues and a gross presentation can be misleading.  Further, it appears you believe the presentation is meaningless due to the reasons behind the withdrawals.  It is unclear to us how you have arrived at these conclusions and how a gross presentation of client cash inflows and outflows including a discussion and analysis of those inflows and outflows could be misleading or immaterial to investors.  It is further unclear how quantifying client redemptions from the funds you manage is immaterial information to your investors.  In this regard, we note your discussion on page 29 that the January impact of negative market performance and client cash outflows represented a significant improvement from the December 2008 quarter.  Given the importance of assets under management to your operating results, we continue to believe that investors should be provided gross client cash flow information to allow them to identify any trends depicted by each category of cash inflows and outflows and correspondingly understand the reasons for increases and decreases in assets under management.  In this regard, we note that trends depicted by gross client cash inflows and outflows may be obscured by a net presentation.  We believe that disclosing the redemption amounts and amounts invested by new or existing clients is relevant information that should be provided and fully explained to clarify the underlying factors for the inflows and outflows.  As previously requested, please separately present and discuss each component of net client cash flows by asset class and by division, including redemptions.

Response:

In future filings, we will provide gross flow information (sales and redemptions) for our long term equity and fixed income fund assets.  However, we do not have complete gross flow information for all of our separate accounts since a portion of this AUM is maintained on the platforms of third parties that do not provide gross flow information to us.  Therefore, we will continue to disclose only net flows for separate account AUM.  Also, we do not plan to provide gross flow information about our liquidity assets because the nature of those assets tends to result in relatively large inflows and outflows over short periods that do not evidence anything meaningful about our business.  Inflows and outflows in liquidity AUM are largely a function of our clients’ cash management needs.  For example, our liquidity assets include daily sweep arrangements which are subject to continuous inflows and outflows at the individual retail account level for brokerage accounts as well as for institutional accounts.

It is difficult to discuss the factors underlying asset inflows and outflows because the flows result from client decisions, often based on their own circumstances, about which we often do not have explanations.  In future filings, we will add disclosure of the factors that typically underlie inflows and outflows of assets.  To the extent there are material trends in our AUM inflows and outflows for any class or division of AUM with observable underlying factors that are not fully explained by the general disclosure, we will discuss these factors.

Comment 2:

We note your responses to Comment 1 in our letter dated January 22, 2009, regarding your discussion and analysis of market performance of your funds and the corresponding impact to your AUM.  You state that you will discuss significant observable performance trends that materially impact your assets under management.  It is unclear how you provided this information in your most recent Form 10-Q. While we note that you manage a significant number of funds and separate accounts, you should find a way most suitable to your business to provide investors with a discussion and analysis of market performance by asset class and/or division, at a minimum.  In this regard, we noted in our previous comment that it may be helpful in providing a sufficient discussion and analysis of market performance by including a summary of your assets under management by sector (i.e. real estate, banking, consumer products, etc.).  Given the current economic environment and that certain sectors may be more impacted by the current economic environment, it would appear such disclosure would be beneficial to an investor’s understanding of the market performance of your AUM.  This presentation should be accompanied by a discussion and analysis of both changes in AUM by sector and changes in market performance by sector for each period presented.  Please explain to us how you intend to address this comment in future filings.

Response:

We provided this information in our Form 10-Q for the quarter ended December 31, 2008 on pages 31 and 35 where we identified certain key equity and fixed income products with lower relative performance to their benchmarks that materially impacted our AUM for the relevant periods.  In future filings, we will also provide information with respect to the market performance of our AUM based on asset class (equity, fixed income and liquidity) in comparison to available industry standards such as benchmarks or peer group comparisons.

We will also discuss any material trends in the market performance of AUM by asset class, including any macro factors driving performance.

As noted in our prior response, we have over 600 fund products and 37,000 separate accounts that are not managed by sector, but at the advisor level by overall fund or account strategy.  Because we have not historically managed and do not have the ability to track or aggregate assets by sector, we are evaluating other alternatives for the most meaningful presentation.

Comment 3:

We note your response to Comment 1 in our letter dated January 22, 2009, regarding the inclusion of the changes in foreign exchange rates within market performance.  Specifically, you state that foreign exchange rates have not individually been significant to your analysis.  If changes in foreign currency in total materially impact AUM, please quantify the impact in your discussion and analysis of AUM in future filings.

Response:

We will continue to monitor the impact of foreign exchange rates on changes in AUM and if the total impact is material for any period, we will quantify the impact in our discussion and analysis of AUM.

I. Summary of Significant Accounting Policies, page 70

Intangible Assets and Goodwill, page 72

Comment 4:

In your response to Comment 13 in our letter dated January 22, 2009, we note your statement, “[w]e produce monthly internal operating statements for each of our divisions…including details by component within each division that are regularly available to our operating segment managers.”  Please clarify whether the financial information for each entity listed as the components for each division (a) is provided to the segment manager for the entity’s entire operation including the other divisions’ results, or (b) is provided to the segment manager for the portion of the entity’s results that relate to the division. Also, tell us the type of information the segment managers receive at the component level (e.g., revenue, gross profit, operating income, etc.).

Response:

Effective March 31, 2009, with the evolution of our executive management team, Legg Mason’s management structure has been revised such that we now have two operating segments: Americas and International.  In this structure, operating segment managers do not receive on a regular basis discrete financial information of the underlying components (advisory affiliates) that manage assets in their division.  Accordingly, these underlying advisory affiliates do not meet the reporting unit criteria of paragraph 30 of SFAS 142 and goodwill impairment testing will be performed at the Americas and International division levels.

Previously, as described in our prior Form 10-K and Form 10-Qs, our asset management business had been managed on the basis of three divisions: Managed Investments, Institutional and Wealth Management, which constituted our operating segments.  During 2008 our management reporting package for this structure was revised such that operating segment managers received only an executive reporting package including operating results (profit and loss statements, operating expense trend reports, and ratios such as pre-tax margins) at the division level only.  No profit measure at the affiliate level was provided.  The only information provided at the affiliate level was AUM and headcount within their respective divisions.  In addition, managers were provided a division level revenue variance analysis and a division level core-earnings rollforward analysis.  This executive reporting package provided to operating segment managers in our prior structure did not contain “discrete financial information” for the components within each division within the context of SFAS 142 paragraph 30.  This reporting package contained the information operating segment managers used and reflected how we were organized and ran our business.

Prior to the revision in 2008, as a matter of convenience and efficiency, the Company had only one general management reporting package that all operating segment managers and other senior managers received, other than our CEO, who received only consolidated information.  The Company’s general management reporting package included operating statements for each division and each advisory affiliate in the division, along with operating statements for each affiliate’s entire operation.  These operating statements were comparative and provided detail that included revenue, operating expenses, operating profit, other income / expense amounts and various ratios.    Operating segment managers also received more detailed monthly reports specific to their respective divisions, such as distribution or administrative costs relating to their divisions.  Although we previously used a “one size fits all” approach to management reporting for all but our CEO, the critical operating data used by operating segment managers was at the divisional level; affiliate operating statements were extraneous to the management of the respective divisions and were not used on regular basis.  This is demonstrated by the change made to management reporting in 2008 described above whereby the operating segment managers ceased to receive the affiliate level operating results.

For the reasons discussed above and in our response to Comment 5 below, our Company has very clearly been managed along divisional lines, irrespective of the types of reports that division managers received in the past.

Comment 5:

Based on your responses to prior Comment 13, it appears that you have identified your advisory affiliates to be components of your divisions as defined in paragraph 30 of SFAS 142.  It further appears that you believe your components for each of your divisions met the similar economic criteria and therefore can be aggregated to the division level.  While you have provided us with a high-level overview of the factors considered in arriving at this conclusion, such analysis should be provided at the component level for each division.

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For each division, provide us with a comprehensive analysis of the factors you considered in determining the components for each division are economically similar.  Refer to EITF Topic D-101 and paragraph 17 of SFAS 131 for guidance.

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Ensure that your analysis provides us with the revenues generated for each component by division including the profit measure used by the segment manager for each of the three years ended March 31, 2008, and the two interim periods for the nine-months ended December 31, 2008.

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Provide us with a detailed discussion as to how the related revenue sharing arrangement has impacted the comparability of the revenues and profit margins for the components by division.

Response:

As described in our response to Comment 4 above, prior to March 31, 2009, our asset management business had been integrated, organized and managed on the basis of three divisions: Managed Investments, Institutional and Wealth Management.  Each of these divisions was aggregated and designed around asset management functions to deliver and distribute investment management services to a like customer base through similar distribution channels, regardless of legal entity.  We have managed and viewed the business in that manner.  This is best evidenced in our acquisition strategy, which focused on targeted and strategic acquisitions that would build out and balance each of our divisions.  Acquisition targets were considered in part based on how they would fit into the divisional structure and serve the client target base.  We market our affiliates as part of the branding of recognized names.  Our business has been built around and managed along these divisional lines, irrespective of what “extra” information may have been included in our prior “one size fits all” reporting.

As requested, we are providing a summary of revenues for each advisory affiliate within each division.  We are also providing AUM for each advisory affiliate within each division because it is the only operating statistic at the affiliate level regularly provided to or used by our operating segment managers to manage their divisions.  However, the information has been provided under separate cover with our request for confidential treatment.   We have not provided these statistics for fiscal 2006 because our three division asset management reporting structure was significantly impacted by the acquisitions of Citigroup Asset Management and Permal in the latter part of fiscal 2006; therefore the requested statistics for this period would not be comparable.  As we explained in our prior response letter, profit margins for the majority of our primary advisory affiliates within divisions are not meaningful because they are “fixed” by pre-existing revenue share arrangements and do not vary from period to period.  Revenue share arrangements are negotiated at the time a business is acquired and generally represent a cost arrangement for the business by “fixing” the profit margin and providing a bonus pool.  Additionally, costs are not fully allocated to all affiliates from shared services in the divisions.  Therefore, a comparison of the profit margin by affiliate is not a meaningful measure or a relevant measure of economic similarity.  Consequently, “profit margins”

are not used in our quantitative or qualitative considerations of economic similarity of our affiliates and were not historically used by our operating segment managers.  As noted above, this is validated by the change in management reporting and that operating segment managers only review profit margins at the division level.

As outlined above, management of our operating segments has been at the division level.  However, in the event income statement information by affiliate was available to our operating segment managers for a period of time, we acknowledge one might consider whether we have components that qualify as reporting units as defined in paragraph 30 of SFAS 142 in our prior management structure.  However, in applying the guidance in EITF Topic D-101 and paragraph 17 of SFAS 131 and considering the nature of the affiliates that we have organized into each division of the prior management structure, they meet the aggregation criteria. We organized the divisions around similar customer bases and advisory affiliates to meet our client needs.  At a high level these affiliates are grouped and aggregated around similar products, customers, methods of distribution and fee structures. As requested, a comprehensive discussion of the factors we considered in determining the economic similarity of the components for each division is provided below.

Managed Investments

All of the business units within Managed Investments (which principally included the funds and retail assets managed by ClearBridge, Royce, LM Capital Management and Western Asset Management) provide investment advisory services to U.S. mutual funds, offshore funds or retail separately managed account programs.  Customers of this division are predominantly retail investors that may transfer their investments within fund families.  Fees earned for advisory services in this division are similar within asset class (equity, fixed income and liquidity) regardless of the advisor that manages the pool of assets.  Equity product fees range from 40 basis points to 90 basis points, fixed income product fees range from 40 to 45 basis points, and liquidity product fees range from 10 to 15 basis points.  Most product offerings in this division do not provide customers the ability to customize the product to their specific investment strategy, and therefore often don't require a minimum client investment, or if there is a minimum, such minimums are low.  Account size and the frequency of customer reporting are also distinguishing aspects of the clients in this division.  Accounts are generally smaller with quarterly customer reporting.  Our products and services within the Managed Investments division are predominantly sold through third party intermediaries such as broker-dealers and other financial institutions.  To market and distribute these products through third party intermediaries, we utilize in-house, centralized teams of wholesalers and marketers that interface with the third party intermediaries.  One team is devoted to U.S. products and another to offshore products.  All advisors in Managed Investments also utilize the services of a product development and implementation team that works with advisors in the creation and launch of new fund offerings.

The environment in which this division operates is highly regulated – by the SEC in the U.S. and by similar agencies/regulatory bodies outside the U.S.  Regulations for the fund advisory business are common to all advisors in the division and similar across the globe. The division is supported by shared resources, particularly a compliance function that specializes in mutual fund and advisory regulations and a global funds administration function that oversees or provides fund accounting services and oversees transfer agency services. This division also benefits from other shared corporate services such as treasury, legal, finance, tax and human resources.

Given the exchangeability of fund assets within fund families, the commonality of the component businesses within this division and the management of the division, goodwill is recoverable on a combined basis.

In summary, these affiliates have many economic and other similarities as outlined above and summarized as follows:

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Benefit from strategic acquisitions

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Fixed fee arrangements by product type

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Customer class

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Distribution methods and channels

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Exchangeability across product offerings by customers

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Low or no minimum investments requirements

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Regulatory environment

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Shared services, including compliance and funds administration

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Combined recovery of goodwill

Institutional

All of the business units within Institutional (which principally included institutional separate accounts managed by Western Asset Management, LM Capital Management, Brandywine, Batterymarch, LM International Equities and Global Currents) provide investment advisory services to institutional clients through the management of portfolios in separate accounts.  Customers of this division are large institutions and predominantly include pension and other retirement plans, corporations, insurance companies, foundations, endowments, unions and governments.  Fees earned for advisory services within this division are generally lower than our other divisions and are similar within asset classes (equity, fixed income and liquidity) regardless of advisor.  Equity product fees range from 35 basis points to 45 basis points, fixed income product fees range from 30 to 35 basis points and liquidity product fees are less than 15 basis points.  Account size and the frequency of customer reporting are also distinguishing aspects of the clients in this division.  Client mandates are typically larger than our other divisions and have large minimum balances.  Many of the client mandates are customized to meet the clients’ needs and have daily customer reporting.  Clients in this division are generally more sophisticated and often rely on consultants to select and retain advisors.  Accordingly, each of our institutional advisors has specialized marketing groups with similar processes for distributing their products to these clients through similar channels.

The environment in which this division operates is highly regulated and governed by regulations in the U.S. and outside the U.S.  In addition, many of the advisors in this division are subject to ERISA and related regulations insofar as they act as a “fiduciary” under ERISA with respect to U.S. benefit plan clients.  Given the regulatory environment, this division is supported by a common compliance function that specializes in these regulations.  This division also benefits from other shared corporate services such as treasury, legal, finance, tax and human resources.

Based on the similarities of the underlying components described above and the management of the division, goodwill is recoverable on a combined basis.

In summary, these affiliates have many economic and other similarities as outlined above and summarized as follows:

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Benefit from strategic acquisitions

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Fee arrangements by product type that can vary based on the customer and asset size

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Customer class

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Distribution methods and channel

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Large minimum investments requirements and large customer investment balances

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Regulatory environment

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Shared services including compliance

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Combined recovery of goodwill

Wealth Management

The business units within Wealth Management (which principally included high net worth client investments managed by Permal, LM Investment Counsel and Private Capital Management) provide investment advisory services through the management of portfolios in separate accounts or funds-of-hedge funds.  Customers of this division are predominantly wealthy individuals that seek more specialized products.  The operations of our Wealth advisors are tailored to cater to these specifics.  Fees earned for advisory services within this division are typically higher than those charged for retail products in the Managed Investments division and average, on a net of distribution basis, approximately 100 basis points or higher.  The customers generally need to meet "net worth" and minimum investment requirements to invest with these affiliates.  Generally, these customers have monthly reporting.  Each of our Wealth Management advisors has marketing groups that market/sell our advisory services to a similar customer class. Similar to the other divisions, the environment in which this division operates is highly regulated and governed by regulations in the U.S. and outside the U.S.  Each of the advisors is subject to the Investment Advisers Act of 1940.  Given the regulatory environment, this division is supported by a common compliance function that specializes in these regulations.  This division also benefits from other shared corporate services such as treasury, legal, finance, tax and human resources.

Based on the similarities of the underlying components and the management of the division, goodwill is recoverable on a combined basis.

In summary, these affiliates have many economic and other similarities as outlined above and summarized as follows:

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Benefit from strategic acquisitions

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Fee arrangements that tend to be higher

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Customer class, including minimum net worth requirements

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Distribution methods and channels

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Larger minimum investments requirements

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Account size larger than retail and smaller than institutional

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Regulatory environment

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Shared services, including compliance function

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Combined recovery of goodwill

As noted in our response to Comment 4 above, effective March 31, 2009, Legg Mason’s management structure has been revised such that we now have two operating segments: Americas and International.  Within this structure, since our segment managers do not receive discrete component financial information, our operating affiliates are not reporting units and the aggregation criteria of EITF Topic D-101 and paragraph 17 of SFAS No. 131 does not apply.

Investment Advisory Fees, page 73

Comment 6:

We note your response to and the draft disclosures you intend to include in future filings for Comment 15 in our letter dated January 22, 2009. It appears that you have a role in estimating the fair value of your AUM.  Given the significance of AUM to your recognizing revenue, it is unclear why your role in estimating the fair value of AUM has not been included as a critical accounting estimate.  While we note that you intend to provide an overview of the process involved in estimating the fair value of AUM within your significant accounting policies footnote, it does not appear as though this disclosure provides the information suggested to be disclosed per Section 501.14 of the Financial Reporting Codification to fully comply with Item 303 of Regulation S-K.  In future filings, please include disclosure within MD&A’s critical accounting policies section to address the following, at a minimum:

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Disclose the portion of AUM you have a role in estimating fair value, or state that you are involved in estimating the fair value of all AUM.

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Disclose the amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs.  Please ensure your disclosure clearly communicates the types of investments included with each level.

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For each type of asset included in level 2, please explain the significant other observable inputs being used.  If you are relying on third party pricing services, please provide an explanation of the inputs they are using to estimate the fair value of these assets.

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For each type of asset included in level 3, please provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method including quantification of such assumptions, and a sensitivity analysis of those assumptions.  If you are relying on third party pricing services, please provide the same disclosure for the methodologies and assumptions they are using.

Response:

Considering recent economic factors and market trends, the significance of AUM valuation to our revenue recognition, and management’s ultimate responsibility for AUM valuation, we will include “Revenue Recognition” as a critical accounting policy in our Form 10-K for March 31, 2009 along with the disclosures proposed in our response to Comment 15 in your letter dated January 22, 2009.

The proposed disclosures in our prior response include descriptions of the types of investments included in our AUM, which we will further supplement with disclosure of the amount of AUM as of the end of the reporting period by class (equity, fixed income and liquidity).  We acknowledge our obligation to provide investors with an understanding of how judgments and estimates may influence our recognition of revenue.  Therefore, we will disclose the percentage of period end AUM that has been based on unobservable inputs, along with relevant qualitative factors, including the types of inputs and methodologies used.  We will also disclose details relating to assumptions and a related sensitivity analysis, if material.  Currently, AUM valuations based on unobservable inputs are immaterial (approximately 1% of total AUM prior to the disposition of securities issued by structured investment vehicles held by our liquidity funds, which were valued based on unobservable inputs).

In future filings, we also intend to add the following final paragraph to the disclosures proposed in our response to Comment 15 in your letter dated January 22, 2009:

As substantially all our AUM is valued by independent pricing services based upon observable market prices or inputs, we believe market risk is the most significant risk underlying valuation of our AUM.  The recent economic events and financial market declines have increased market price volatility; however, the valuation of the substantial majority of the securities held by our funds and accounts continues to be derived from readily available market price quotations.

Although substantial portions of our AUM are in separate accounts that are tracked on various systems that do not identify the related valuation processes for accumulation of AUM within the context of SFAS 157’s hierarchy of levels 1, 2 and 3, as stated above, we will identify and disclose the amount of AUM valuations that rely on unobservable inputs.  We believe the proposed disclosures described above address your comments and will provide investors with appropriate insight into the quality and variability of our revenue recognition processes.

Comment 7:

We note your response to Comment 17 in our letter dated January 22, 2009, including the revised disclosure you intend to include in future filings.  Your disclosure of your policy for recognizing performance fees revenue is to include all material circumstances in which revenue is recognized.  In future filings, please remove “generally” from your disclosure and ensure your policy disclosure includes all material instances in which performance fees are recognized.

Response:

In future filings, we will remove “generally” from our disclosure and ensure our policy disclosure includes all material instances in which performance fees are recognized.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

6.  Long-Term Debt and Equity Units, page 16

Comment 8:

We note your response to Comment 22 in our letter dated January 22, 2009, including the revised disclosures you have included in your third quarter of fiscal year 2009 Form 10-Q.  Please further revise your disclosure to include the following items noted from your response letter as these appear to be material terms and/or material implications to your financial statements:

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The investor has the ability to provide substitute collateral for the purchase contract and has the ability to separately sell their 5% interest in the $1,000 principal amount of 5.6% senior notes due June 30, 2021.

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The estimated fair value of the purchase contract at the time of issuance, including how you estimated fair value.

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A more detailed explanation for the amount recognized in additional paid-in capital and the liability for the contract adjustment payment.  Please also disclose where you have recognized the accretion of the contract adjustment payment liability.

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The method for including the purchase contract in diluted EPS when not considered anti-dilutive.

Please provide us with the disclosures you intend to include in future filings.

Response:

For clarification, our prior response to Comment 22 in your letter dated January 22, 2009 intended to indicate that substitute collateral for the investor’s purchase contract obligation is limited to specific U.S Treasury securities.  Further, our statement that investors have the ability to separately “sell” their 5% interest in the notes is referring to “settlement” of the purchase contract with Legg Mason.  In future filings, we will disclose that the purchase contracts are detachable from the notes and we will also provide an indication of the limited collateral substitution rights.

In future filings, we will further modify our December 31, 2008 disclosures to address the other points above as follows:

Page 16, first paragraph relating to Equity Units, the last two sentences will be replaced with the following language:

Upon issuance of the Equity Units, Legg Mason recognized a $45.8 million liability for the fair value (discounted cash flows) of its obligation to pay unitholders a quarterly contract adjustment payment.  This amount also represented the fair value of Legg Mason’s commitment under the contract to issue shares of common stock in the future at designated prices, which was recorded as a reduction to Additional paid-in capital.  The CAP obligation liability is being accreted over the approximate three year contract term by nonoperating interest charges to the Consolidated Statement of Operations based on a constant rate calculation.  Subsequent contract adjustment payments reduce the CAP obligation liability, which as of March 31, 2009, is $31.8 million and is included in Other liabilities on the Consolidated Balance Sheet.

Page 17, insert as the third full paragraph:

Shares of Legg Mason’s common stock issuable under our Equity Unit purchase contracts are currently anti-dilutive under the treasury stock method because the market price of our common stock is less than $67.56 per share.  In the event the probability of a successful remarketing of the Equity Unit notes becomes remote, the amount of shares issuable under the purchase contracts that must be included in diluted earnings per share would be determined under the if-converted method.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Business Environment, page 29

Comment 9:

We note the disclosures you included in the Form 10-Q for the third quarter of fiscal year 2009 in responses to Comment 3 in our letter dated January 22, 2009.  As previously requested, please quantify the extent to which market performance contributed to the 5% decline in AUM, or approximately $35 billion decline, and quantify the extent redemptions contributed to the decline by asset type.

Response:

Market performance contributed approximately 83% and 42% to the January 2009 decrease in equity and fixed income AUM, respectively, and outflows contributed the remainder.  In future filings, if material, we will quantify the extent to which asset flows and performance contributed to significant changes in AUM by asset type subsequent to the reporting period.

Results of Operations, page 32

Comment 10:

We note your discussion and analysis of a number of factors that have affected income from continuing operations in your press release included as an exhibit to your Form 8-K filed on January 28, 2009, and your conference call transcripts for the third quarter of fiscal year 2009.  However, it appears discussion and analysis of several factors that appeared to materially impact income from continuing operations were not included in MD&A.  Please note that you should provide a full and complete discussion and analysis for each interim and annual period without reliance on disclosures included in current reports.  Examples include:

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Cost savings

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Reorganization of your U.S. mutual funds portfolio

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Fee waivers

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90-95 day notice period for redemptions for Permal

In future filings, please ensure your discussion and analysis provides investors with insights into all material factors affecting income from continuing operations as seen through the eyes of management.  Refer to Item 303 of Regulation S-K for guidance.

Response:

We believe our December 31, 2008 MD&A fully discussed factors that materially impacted Legg Mason’s income during the quarter.  The bulk of the cost savings in the December quarter were compensation related, and were disclosed as compensation decreases in our MD&A.  The related quotes during our earnings call on January 28, 2009 were in the context of an annual run rate and therefore quoted amounts do not relate to the amounts reflected in our disclosures.  The other items listed above did not materially affect our income in the December quarter.   If these or any other factors materially impact the results of operations in the current reporting period or in the future, we will provide a full and complete discussion and analysis of their relevance.

Comment 11:

We note that you recognized impairment charges of $1.16 billion for goodwill assigned to your Wealth Management operating segment, $22 million for PCM amortizable asset management contracts, and $41.1 million for PCM trade name.  As the impairment charges reduced total stockholders’ equity by 25% as of December 31, 2008, there is a concern that the disclosures in your third quarter Form 10-Q do not fully explain the goodwill impairment charge along with the other intangible asset impairment charges.  Your disclosures should provide investors with substantive and informative disclosure that clearly identifies the specific facts and circumstances that caused management to change its estimated fair value of the corresponding reporting unit and to recognize the impairment charge in the third quarter of fiscal year 2009.  Refer to the requirements of paragraph 47a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification.  While we note you did provide some forewarning disclosures in your second quarter of fiscal year 2008 Form 10-Q for the Wealth Management segment goodwill and the PCM trade name, the disclosures indicated that a 43% decrease in projected cash flows would need to occur to result in an impairment charge.  As such, your disclosures should provide investors with a comprehensive analysis as to the specific changes you made to your assumptions in the discounted cash flow analysis and the specific causes that led you to make the adjustments to your assumptions for the reporting unit and the other intangible assets.  Please provide us with the disclosures you intend to include in future filings.

Response:

We believe the disclosures in our December 31, 2008 Form 10-Q on page 33 and the related reference to disclosures on pages 15 and 16 provided a discussion of the facts and circumstances of the impairment charge.  However, to enhance these disclosures in future filings, we will replace the last sentence of the first full paragraph on page 16 of our Form 10-Q for the quarter ended December 31, 2008 with the following:

The severe market turmoil experienced during the December quarter had a more significant impact on the Wealth Management division than on our other divisions.  AUM decreased over 30% in that division as a result of both net client outflows and market depreciation.  As a result of the dramatic changes in market conditions during the December quarter, we revised our growth assumptions downward, to project contraction through the next two years.  Further, the applicable discount rate was increased from 12.5% to 14.7% based on changes in interest rates and risk factors.  Specifics of the determination of our discount rates are more fully described in our Critical Accounting Policies.  The combined impact of these factors decreased projected cash flows of the Wealth Management division by over 60% from our prior projections.  As a result, the carrying value of our Wealth Management division goodwill was impaired, and a $1,161,900 impairment charge was recorded.

In future filings, we will add the following to the disclosure in the second paragraph on page 15 of our Form 10-Q for the quarter ended December 31, 2008 beneath the intangible asset table:

During the December quarter, PCM’s AUM decreased by almost 50%.  This trend, along with the market turmoil during that period, resulted in revised projections for PCM’s business to reflect modest growth in the short-term.  Combined with an increase in the discount rate from

12.5% to 14.7%, based on changes in interest rates and risk factors, the projected cash flows decreased substantially.  Specifics of the determination of our discount rates are more fully described in our Critical Accounting Policies.

Liquidity and Capital Resources, page 42

Comment 12:

We note that you expect to reduce your corporate expenses by $135 million as of March 31, 2009.  In future filings, please disclose the steps management has taken to reduce these costs.  Please ensure your discussion in your results of operations clearly explains the line items impacted by your reduction in your corporate expenses.  If you are in the process of implementing additional measures to reduce costs and cash outflows, please disclose those measures and the expected impact to your results of operations and cash flows along with the anticipated timing.

Response:

Future filings will disclose the status of management’s steps to reduce corporate expenses, including the line items impacted, and the expected impact to operating results and cash flows along with the anticipated timing.

Critical Accounting Policies, page 49

Intangible Assets and Goodwill, page 50

Indefinite-Life Intangible Assets, page 51

Comment 13:

We note that the CAM and Permal proprietary fund contracts represent 34% of total assets as of December 31, 2008.  We further note that an impairment charge for these assets could have a material impact to your results of operations.  As such, please provide a more detailed discussion of the assumptions used in the discounted cash flow analysis and the sensitivity of those assumptions to change.  Specifically, please explain how you determined the six year average growth rate and the long-term annual rate for each intangible asset are reasonable.  Please address how the current market environment has impacted your assumptions.  Please also explain to investors the probability of your cash flow projections over the long term deviating by 16% for the CAM mutual funds contracts and 20% for the Permal fund-of-hedge funds contracts.  Finally, if the estimated fair value of these contracts does not materially exceed the carrying values, please disclose the estimated fair value of these intangible assets.  Please provide us with the disclosures you intend to include in future filings.

Response:

In future filings, we will insert the disclosure below as the third paragraph under the intangible asset and goodwill table to the disclosure on page 50 of our Form 10-Q for the quarter ended December 31, 2008.  Attached as Exhibit A, is the “edited” text of the December 31, 2008 disclosures, to facilitate your review of our proposed enhancements for future filings.

We project the impact of both net client flows and market appreciation/depreciation on cash flows for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions,  our past experience, relevant publicly available statistics and projections, and discussions with our own market experts.  Beyond five years, our projections for net client flows and market performance migrate towards relevant long-term rates in line with our own results and industry growth statistics.  We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above.  However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.

Page 51, insert the following after the first sentence of the last partial paragraph:

As a result of the dramatic changes in market conditions during the December quarter, we revised our growth assumptions downward, to project contraction or minimal growth through the next two years.

Page 51, insert the following after the fourth preexisting sentence of the last partial paragraph:

We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above.  However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.

Page 52, insert the following as the first full paragraph:

With continued deterioration in the markets or other unfavorable factors, it is reasonably possible that actual cash flows from either or both the CAM or Permal fund contracts could deviate from projections by more than xx% and xx%, respectively.  As of March 31, 2009, the approximate fair values of these assets exceed their carrying values by $x.x million and $x.x million, respectively.

We believe that our proposed disclosure of the amount of excess fair value over the carrying value of our CAM and Permal fund contract assets (when the fair values and carrying values are close), combined with related disclosures, provides investors with a reasonable perspective of the sensitivity of management’s estimates to changes in the related assumptions.  We understand the desire for transparent disclosure of the sensitivity of more significant asset carrying values to judgmental accounting estimates, but we believe public disclosure of management’s estimate of the fair value of our intangible assets could create a competitive disadvantage to our firm and compromise our ability to maximize shareholder value.

Goodwill, page 52

Comment 14:

We note the additional disclosures you have included in response to Comment 11 in our letter dated January 22, 2009.  For the Wealth Management and Managed Investments reporting units,

it appears as though the estimated fair values of the reporting units do not materially exceed the carrying values.  Given the significance of goodwill to your balance sheet and that an impairment charge has been and could continue to be material to your statements of operations, please revise your  disclosures to address each of the following in future filings:

•

Disclose the estimated fair values and the carrying value for the Wealth Management and Managed Investment reporting units.

•

Explain why you believe 10% average annual growth rate for projected cash flows for the next six years and a long-term annual growth rate for projected cash flows of 8% is reasonable for the Managed Investments reporting unit as of December 31, 2008.  In this regard, comment on whether this estimate is based on your current annual plan/budget including a discussion as to how current market conditions have impacted your plan/budget and corresponding assumptions.  Please also disclose whether you were able to meet the previous budget/plan.

•

We note your disclosure that your assumptions for Managed Investments assume markets will remain volatile until the later part of 2009.  Clarify whether this means you are assuming in your projections that the markets will begin to stabilize in fiscal year 2010 and why you believe this assumption is reasonable.

•

Explain why you believe a six year average annual growth rate of 4% and a long-term annual growth rate of 8% is reasonable for the Wealth Management reporting unit.  In this regard, comment on whether this estimate is based on your current annual plan/budget including a discussion as to how current market conditions have impacted your plan/budget and corresponding assumptions. Please also disclose whether you were able to meet the previous budget/plan.  Please also disclose when you assume that the markets will begin to stabilize or clarify that your current disclosure relates to all of your reporting units.  Please disclose how you estimated the discount rates used (e.g., WACC, WARA, IRR, etc.).

•

For both the Managed Investments and Wealth Management reporting units, please disclose the changes that have been made to the assumptions included in the discounted cash flow analysis from the previous assessment.  As appropriate, please explain the factors that led to those changes.

•

Explain how you determined a control premium ranging from 30-45% for your equity is a reasonable estimate.  Please ensure your explanation includes the quantitative (e.g., historical transactions) and qualitative factors you have considered in determining this control premium is reasonable.

Please provide us with the disclosures you intend to include in future filings.

Response:

Below are proposed enhancements for future filings to address the specifics of Comment 14 relating to our disclosures for December 31, 2008.  Changes in our facts and circumstances since December 31, 2008 will influence the actual disclosures we ultimately provide in our Form 10-K.  The changes in our management structure discussed above in response to Comments 4 and 5 may require disclosures in the context of our new Americas / International management structure similar to the types of disclosures below and our Managed Investments and Institutional reporting units may not warrant the same level of detail.  However, we acknowledge the need to evaluate goodwill on the prior three-division basis for our 4th quarter and will report on the results of that evaluation.

Attached as Exhibit A, is the “edited” text of the December 31, 2008 disclosures, to facilitate your review of our proposed enhancements for future filings.

To address the first bullet, we propose the following edits to our disclosures to be incorporated into our Form10-K (page/paragraph references below are to our December 31, 2008 Form 10Q):

•

Page 52, last paragraph, fifth sentence and page 53, first full paragraph, fourth sentence; replace the percentage by which the implied fair value exceeded the carrying value with the actual dollar amount of excess.  This type of disclosure may not be necessary for our new Americas / International management structure if the reporting unit fair values exceed the carrying values by material amounts.

We believe that our proposed disclosure of the amount of excess fair value over the carrying value of our reporting units (when the fair values and carrying values are close), combined with related disclosures, provides investors with a reasonable perspective of the sensitivity of management’s estimates to changes in the related assumptions.  We understand the desire for transparent disclosure of the sensitivity of more significant asset carrying values to judgmental accounting estimates, but we believe public disclosure of management’s estimate of the fair value of our reporting units could create a competitive disadvantage to our firm and compromise our ability to maximize shareholder value.

To address the second, third and fourth bullets, we propose the following edits to our disclosures to be incorporated into our Form 10-K:

•

Page 52, add the following before the last sentence of the third paragraph under the heading Goodwill:

The impact of both net client flows and market appreciation/depreciation on cash flows are projected for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our experience, relevant publicly available statistics and projections, and discussions with our own market experts.

Comparisons to our corporate budgets/projections would not be meaningful because our corporate budgets/projections have been primarily expense-focused.  Revenue budgets/projections, if any, have not factored in the impact of market performance.  The assumptions used for valuation purposes are much more comprehensive.  For these reasons, disclosure of our budget/plan is not relevant.

•

Page 52, replace the seventh sentence of the fourth paragraph under the heading Goodwill with the following:

Cash flow growth of 10% over the next six years is based on separate factors for equity and fixed income products.  Equity product growth projections are based on historical recovery trends during and following prior recessionary periods, in context with our long-term growth experience and current market conditions.  Fixed income product growth projections are based on the past experience of our primary fixed income manager and current market influences relevant to their business.  As a result of the dramatic changes in market conditions during the December quarter, we revised our growth assumptions downward, to project contraction or minimal growth through the next two years.  On a combined basis for both equity and fixed income product types, these projections rely on an expectation that markets relevant to these products will stabilize with some rebalancing from fixed income to equity products during fiscal 2010.  Long-term growth of 8% is based on our own results and available historic market statistics.  We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above.  However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.

To address the fourth bullet, we propose the following edits to our disclosures to be incorporated into our Form 10-K:

•

Page 53, insert the following after the fifth sentence of the first full paragraph:

Growth of 4% over the next six years is based on the current market conditions, our past experience, market statistics and prospects of each of our more significant managers in this division.  These projections rely on the expectation that markets relevant to products in this division will stabilize by fiscal 2011.  This considers past recoveries, external market expert projections and discussions with our internal market experts.  Long-term growth of 8% is reasonable based on our own results and available historic market statistics.  We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above.  However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.

•

Page 52, insert the following paragraph after the third paragraph under the heading Goodwill:

Discount rates are based on appropriately weighted estimated costs of debt and capital.  We estimate the cost of debt based on published debt rates.  We estimate the cost of capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk and size premiums, peer-group betas and unsystematic risk. The discount rates are also calibrated based on an assessment of relevant market values.

To address the fifth bullet, we propose the following edits to our disclosures to be incorporated into our Form 10-K:

•

Page 52, insert the following after the fourth sentence of the third paragraph under the heading Goodwill:

As a result of these factors, more near-term growth assumptions were decreased.  Additionally, the discount rate was increased from 12.5% to 13.7%, based on changes in interest rates and risk factors.  Specifics of the determination of our discount rates are more fully described above.

•

Page 53, replace the first two sentences of the first full paragraph with the following:

The severe market turmoil experienced during the December quarter had a more significant impact on the Wealth Management division than on our other divisions.  AUM in that division decreased over 30% as a result of both net client outflows and market depreciation.  As a result of the dramatic changes in market conditions during the December quarter, growth assumptions were revised downward, to project contraction through the next two years.  Further, the applicable discount rate was increased from 12.5% to 14.7% based on changes in interest rates and risk factors.  Specifics of the determination of our discount rates are more fully described above.   The combined impact of these factors decreased projected cash flows of the Wealth Management division by over 60% from our prior projections.  As a result, the fair value of our Wealth Management division goodwill was determined to be impaired, and a $1,161,900 impairment charge was recorded.

To address the sixth bullet, we propose the following edits to our disclosures to be incorporated into our Form 10-K:

•

Page 53, insert the following before the last sentence of the second full paragraph from the bottom of the page:

Our market evidence is from a published source and included 150 transactions from the quarter ended September 30, 2008.  Although there is limited transaction data subsequent to September 30, 2008, more recent transactions support or exceed the high end of our range.  We exclude consideration of transactions with unique circumstances and find that transaction values for asset management firms relative to their respective book values do not vary significantly from relative transaction values in other industries.

Income Taxes, page 53

Comment 15:

In future filings, please disclose the value of the deferred tax assets relating to the U.K. taxing jurisdiction.

Response:

Deferred tax assets relating to U.K. taxing jurisdictions have not been and are not expected to be material to our financial position.  Accordingly, we have not disclosed the amount of deferred tax assets relating to U.K. taxing jurisdictions nor would we expect to disclose this in our upcoming Form 10-K.  We will continue to disclose material aspects of our deferred assets in future filings.

Comment 16:

We note that you are anticipating receiving approximately $400 million in tax refunds during fiscal year 2010 due to the carry back of net operating losses.  Please disclose in future filing the extent to which you are relying on your ability to carry back net operating losses to previous periods to recognize your deferred tax assets.

Response:

In future filings, we will disclose that as a result of additional losses, we currently expect $500 million in tax refunds during fiscal year 2010, of which $xxx million and $xxx million relates to net operating and capital loss carrybacks, respectively.

In connection with our response to your comment letter, we acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Theresa McGuire (410-454-3640) or me (410-454-2935).

Sincerely,

/s/ Charles J. Daley, Jr.

Charles J. Daley, Jr.

Chief Financial Officer,

Senior Vice President and Treasurer

cc: Tracey Houser, U.S. Securities and Exchange Commission, Division of Corporation Finance

Exhibit A

Intangible Assets and Goodwill

Balances as of December 31, 2008 are as follows:

[table to be inserted]

Our identifiable intangible assets consist primarily of asset management contracts, contracts to manage proprietary mutual funds or funds-of-hedge funds and trade names resulting from acquisitions. Management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. Contracts to manage proprietary mutual funds or funds-of-hedge funds are indefinite-life intangible assets because we assume that there is no foreseeable limit on the contract period due to the likelihood of continued renewal at little or no cost. Similarly, trade names are considered indefinite-life intangible assets because they are expected to generate cash flows indefinitely.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired based upon projected future cash flows, which take into consideration estimates and assumptions including profit margins, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates, projected net client flows and investment or market performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination provisions will be renewed.  The discount rate employed is a weighted average cost of capital that takes into consideration a premium representing the degree of risk inherent in the asset as more fully described below.

We project the impact of both net client flows and market appreciation/depreciation on cash flows for the near-term (generally the first five years) based on a year-by-year assessment that considers current  market conditions, our past experience, relevant publicly available statistics and projections, and discussions with our own market experts.  Beyond five years, our projections for net client flows and market performance migrate towards relevant long-term rates in line with our own results and industry growth statistics.  We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above.  However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.

Goodwill represents the residual amount of acquisition cost in excess of identified tangible and intangible assets and assumed liabilities.

Amortizable Intangible Assets

Intangible assets subject to amortization are considered for impairment at each reporting period using an undiscounted cash flow analysis. Significant assumptions used in assessing the recoverability of management contract intangible assets include projected

Exhibit A

cash flows generated by the contracts and the remaining lives of the contracts. Projected cash flows are based on fees generated by current AUM for the applicable contracts. Contracts are generally assumed to turnover evenly throughout the life of the intangible asset. The remaining life of the asset is based upon factors such as average client retention and client turnover rates. If the amortization periods are not appropriate, the expected lives are adjusted and the impact on the fair value is assessed.  Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Management contract intangible assets related to retail separately managed accounts acquired in the Citigroup’s worldwide asset management business (“CAM”) acquisition represent approximately $128.3 million or 69% of our total net amortizable intangible assets. This asset has an original expected life of 12 years (which represents an annual contract turnover rate of 8%), with approximately 9 years remaining. For CAM contracts to be considered for impairment, assuming all other factors remain the same, actual results and changes in assumptions would have to cause our cash flow projections over the long-term to deviate more than 37% from previous projections or client attrition would have to outpace estimates sufficiently to decrease the remaining estimated life by more than 42%.

As a result of significant recent client attrition, related declines in AUM and the associated revised estimate of remaining useful lives, our evaluation at December 31, 2008 of PCM’s amortizable management contracts indicated the carrying value would not be fully recoverable.  Based upon projected cash flows on remaining acquired contracts, discounted at a rate of 14.7%, an impairment charge of $22.0 million resulted. Current cash flow projections were significantly lower than previous projections as a result of continued AUM outflows and decreased market value resulting in part from the recent severe market declines.  Based on recent client turnover data, the estimated lives of the remaining acquired contracts are approximately 2 years.

The estimated useful lives of amortizable intangible assets currently range from 2 to 9 years with a weighted-average life of approximately 8 years.

Indefinite-Life Intangible Assets

For intangible assets with lives that are indeterminable or indefinite, fair value is determined based on projected discounted cash flows. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and to a lesser extent, trade names.

We determine the fair value of our intangible assets based upon discounted projected cash flows, which take into consideration estimates of profit margins, growth rates and discount rates.   An asset is determined to be impaired if the current implied fair value is less than the recorded carrying value of the asset.  If such impairment exists, the difference between the current implied fair value and the carrying value of the asset

Exhibit A

reflected on the financial statements is recognized as an expense in the period in which the impairment is determined to be other than temporary.

Projected cash flows are based on annualized cash flows for the applicable contracts projected forward 40 years, assuming annual cash flow growth from estimated net client flows and projected market performance. Contracts that are managed and operated as a single unit, such as contracts within the same family of funds, are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset.  Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

The domestic mutual fund contracts acquired in the CAM acquisition of $2,502 million and the Permal funds-of-hedge funds contracts of $947 million account for approximately 65% and 25%, respectively, of our indefinite life intangible assets.  As a result of the dramatic changes in market conditions during the December quarter, we revised our growth assumptions downward, to project contraction or minimal growth through the next two years.  Cash flows from the CAM contracts were assumed to have a six year average annual growth rate of approximately 4.5%, with a long-term annual rate of approximately 7.5% thereafter.  Cash flows on the Permal contracts were assumed to have a six year average annual growth rate of approximately 3.5%, with a long-term annual rate of approximately 8.0% thereafter.  We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above.  However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.  The projected cash flows from the CAM and Permal funds are discounted at 13.7% and 14.7%, respectively.  Changes in assumptions, such as an increased discount rate or declining cash flows, could result in impairment.  Assuming all other factors remain the same, actual results and changes in assumptions for the CAM mutual fund and Permal fund-of-hedge funds contracts would have to cause our cash flow projections over the long-term to deviate more than 16% and 20%, respectively, from previous projections or the discount rate would have to be raised to 15% and 17%, respectively, for the asset to be deemed impaired.  With continued deterioration in the markets or other unfavorable factors, it is reasonably possible that actual cash flows from either or both the CAM or Permal fund contracts could deviate from projections by more than 16% and 20%, respectively.  The approximate fair values of these assets exceed their carrying values by $x.x million and $x.x million, respectively.

Trade names account for 2% of indefinite-life intangible assets.  As discussed previously under amortizable contracts, the significant decrease in PCM’s assets under management and related cash flows generated an assessed value that resulted in an impairment charge of $41.1 million during the December 2008 quarter.  The fair value of this trade name was based on a discounted cash flow model applying an after-tax royalty rate to PCM’s expected future revenues, using a discount rate of 14.7% and long-term annual growth of

Exhibit A

5%.  The PCM trade name is still considered to have continuing value given the firm’s significant past performance, including exceeding the long-term returns of its benchmarks.

Goodwill

The amount of goodwill for the Wealth Management division in the table above is after the $1,162 million impairment charge recognized during the quarter and discussed below.

Goodwill is evaluated at the reporting unit level and is considered for impairment when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted projected cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. We have defined the reporting units to be the Managed Investments, Institutional and Wealth Management divisions, which are the same as our operating segments.  Allocations of goodwill to our divisions for acquisitions and dispositions are based on relative fair values of the businesses added to or sold from the divisions.

Significant assumptions used in assessing the implied fair value of the reporting unit under the discounted cash flow method include the projected cash flows generated by the reporting unit, including profit margins, expected current and long-term cash flow growth rates, and the discount rate used to determine the present value of the cash flows.  Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity), by investment manager and by reporting unit based upon, among other things, historical experience and expectations of future market performance from internal and external sources.  The impact of both net client flows and market appreciation/depreciation on cash flows are projected for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our experience, relevant publicly available statistics and projections, and discussions with our own market experts.  Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Discount rates are based on appropriately weighted estimated costs of debt and capital.  We estimate the cost of debt based on published debt rates.  We estimate the cost of capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk and size premiums, peer-group betas and unsystematic risk. The discount rates are also calibrated based on an assessment of relevant market values.

Goodwill in the Managed Investments reporting unit is principally attributable to the acquisitions of the CAM fund business and Royce.  The value of this reporting unit is based on projected net cash flows of assets managed in our U.S. mutual funds, international funds, closed end funds and other proprietary funds.  Primarily as a result of declines in equity AUM from the depressed markets and outflows, the implied fair value of this reporting unit has been declining.  AUM of this division declined 18% during the current quarter.  As a result of these factors, more near-term growth assumptions were

Exhibit A

decreased.  Additionally, the discount rate was increased from 12.5% to 13.7%, based on changes in interest rates and risk factors.  Specifics of the determination of our discount rates are more fully described above. As of December 31, 2008, the implied fair value exceeds the carrying value by approximately $xxx million. Projected cash flows, on an aggregate basis across all asset classes in the Managed Investments division are assumed to have a six year average annual growth rate of approximately 10.0%, with a long-term annual growth rate of approximately 8.0%.  Cash flow growth of 10% over the next six years is based on separate factors for equity and fixed income products.  Equity product growth projections are based on historical recovery trends during and following prior recessionary periods, in context with our long-term growth experience and current market conditions.  Fixed income product growth projections are based on the past experience of our primary fixed income manager and current market influences relevant to their business.  As a result of the dramatic changes in market conditions during the December quarter, we revised our growth assumptions downward, to project contraction or minimal growth through the next two years.  On a combined basis for both equity and fixed income product types, these projections rely on an expectation that markets relevant to these products will stabilize with some rebalancing from fixed income to equity products during fiscal 2010.  Long-term growth of 8% is based on our own results and available historic market statistics.  We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above.  However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.  Assuming all other factors remain the same, actual results and changes in assumptions for the Managed Investments reporting unit would have to cause our cash flow projections over the long-term to deviate more than 17% from previous projections or the discount rate would have to increase more than one percentage point for the goodwill to be considered for impairment.

The severe market turmoil experienced during the December quarter had a more significant impact on the Wealth Management division than on our other divisions.  AUM in that division decreased over 30% as a result of both net client outflows and market depreciation.  As a result of the dramatic changes in market conditions during the December quarter, growth assumptions were revised downward, to project contraction through the next two years.  Further, the applicable discount rate was increased from 12.5% to 14.7% based on changes in interest rates and market risk factors.  Specifics of the determination of our discount rates are more fully described above.  The combined impact of these factors decreased projected cash flows of the Wealth Management division by over 60% from our prior projections.  As a result, the fair value of our Wealth Management division goodwill was determined to be impaired, and a $1,161,900 impairment charge was recorded.  Prior to the impairment charge, the majority of the goodwill of this division arose from the acquisition of PCM.  The Wealth Management reporting unit’s implied fair value exceeds the revised carrying amount of the reporting unit by approximately $xxx million after the impairment charge. Projected cash flows for the Wealth Management division are assumed to have a six year average annual growth rate of approximately 4.0%, with a long-term annual growth rate of approximately 8.0%.  Growth of 4% over the next six years is based on the current market conditions, our past experience, market statistics and prospects of each of our more significant managers in

Exhibit A

this division.  These projections rely on the expectation that markets relevant to products in this division will stabilize by fiscal 2011. This considers past recoveries, external market expert projections and discussions with our internal market experts.  Long-term growth of 8% is reasonable based on our own results and available historic market statistics.  We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above.  However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.  Assuming all other factors remain the same, actual results and changes in assumptions for the Wealth Management reporting unit, would have to cause our cash flow projections over the long-term to deviate more than 20% from previous projections or the discount rate would have to increase more than 2 percentage points for the reporting unit to be considered for impairment.

As of December, 31, 2008, the Institutional reporting unit’s implied fair value significantly exceeded the carrying amount.  Projected cash flows for the Institutional division are assumed to have a six year average annual growth rate of approximately 4.0%, with a long-term annual growth rate of approximately 9.0%. The projected cash flows are discounted at 13.7% to determine the present value of the cash flows for the division.  The implied fair value of this reporting unit is substantially higher than its carrying value because it has experienced significant organic growth over the past 20 years.

As of December 31, 2008, using a thirty day average of Legg Mason’s common shares and based on dilutive shares outstanding, inclusive of shares issuable under Equity Units, our market capitalization was $3.5 billion. In an acquisition, there is typically a premium paid over current market prices of publicly traded companies that relates to the ability to control the operations of an acquired company.  Recent market evidence regarding this control factor suggests premiums of 30% to 45% as realistic and common place, and Legg Mason believes such premiums to be a reasonable expectation for our equity value.  Our market evidence is from a published source and included 150 transactions from the quarter ended September 30, 2008.  Although there is limited transaction data subsequent to September 30, 2008, more recent transactions support or exceed the high end of our range.  We exclude consideration of transactions with unique circumstances and find that transaction values for asset management firms relative to their respective book values do not vary significantly from relative transaction values in other industries.  As such, Legg Mason’s equity value with control premium implied by the market at December 31, 2008 approximates its carrying value.

Continued disruption and depressed financial markets will further increase the potential for impairment of our goodwill and/or other intangible asset carrying values.